WHERIFY WIRELESS, INC.
                         2000 BRIDGE PARKWAY, SUITE 201
                        REDWOOD SHORES, CALIFORNIA 94065
                              TEL: (650) 551-5200


                               September 12, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re: Wherify Wireless, Inc.: Withdrawal of Amendment No. 3 to Form SB-2 Registration Statement Under the Securities Act of 1933
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Ladies and Gentlemen:

      On September 9, 2005, Wherify Wireless, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission an Amendment No. 3 ("Amendment No. 3") to its Registration Statement on Form SB-2 (Registration No. 333-122710) (the "Registration Statement") relating to the resale of up to 2,659,353 shares of the Company's common stock. Amendment No. 3 was incorrectly filed as a pre-effective, rather than a post-effective, amendment to the Registration Statement. Accordingly, the Company hereby requests that Amendment No. 3 be withdrawn effective immediately. The Company will immediately thereafter file with the Commission a post-effective amendment with respect to the Registration Statement which will be substantially identical to Amendment No. 3.


                                        Very truly yours,


                                        By: /s/ John Davis
                                           -------------------------------------
                                                John Davis
                                                Chief Financial Officer